JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

February 21, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II - File Nos. 2-95973; 811-4236 – Post-Effective Amendment No. 233

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust II (the “Trust”) with respect to JPMorgan Municipal Income Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or prior to the registration statement’s effective date of February 28, 2017 (the “Effective Date”). Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s expense limitation agreement.

Response: The Fund confirms that, under the terms of the expense limitation agreement, the service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

2.	Comment: In the event that Select Class Shares of the Fund will be utilized as “Clean Shares” (as contemplated under SEC No-Action Letter to Capital Group (Jan. 11, 2017)), prior to such utilization, please consider disclosing that investors may pay brokerage commissions outside of the Fund.

Response: In the event that Select Class Shares will be utilized as “Clean Shares,” prior to such utilization, the Fund plans to review its disclosure for compliance with the requirements of Form N-1A and will add any appropriate disclosures regarding brokerage commissions paid outside of the Fund.

What are the Fund’s Main Investment Strategies

3.	Comment: In the second paragraph under “What are the Fund’s main investment strategies?”, please remove the word “net” from the first sentence, as “Assets” is defined as meaning “net assets” in the second sentence.

Response: The requested change will be made.

4.	Comment: Please include principal risk disclosure that corresponds to the Fund’s principal investment strategy of, from time to time, investing up to 25% of its total assets in municipal housing authority obligations.

Response: The risks associated with the Fund’s investments in municipal housing authority obligations are discussed as part of the “Mortgage-Related and Other Asset-Backed Securities Risk” disclosure currently included in the prospectus under “The Fund’s Main Investment Risks”.

5.	Comment: Please add principal risk disclosure for the Fund’s investments in auction rate securities and restricted securities as part of its principal investment strategy.

Response: The following risk disclosure will be added to the “Main Risks” section of the prospectus with respect to restricted securities.

Restricted Securities Risk. Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale. Restricted securities include private placement securities that have not been registered under the applicable securities laws, such as Rule 144A securities, and securities of U.S. and non-U.S. issuers that are issued pursuant to Regulation S. Private placements are generally subject to strict restrictions on resale. Restricted securities may not be listed on an exchange and may have no active trading market. Restricted securities may be illiquid.

The Fund may be unable to sell a restricted security on short notice or may be able to sell them only at a price below current value. It may be more difficult to determine a market value for a restricted security. Also, a Fund may get only limited information about the issuer of a restricted security, so it may be less able to predict a loss. In addition, if Fund management receives material non-public information about the issuer, the Fund may as a result be unable to sell the securities. Certain restricted securities may involve a high degree of business and financial risk and may result in substantial losses.

Auction rate securities are not currently part of the Fund’s principal investment strategy and as such the discussion of auction rate securities will be moved to “Additional Investment Strategies” in the “More About the Fund” section of the prospectus and the following risk disclosure will be added to “Additional Risks” in the “More About the Fund” section of the Prospectus.

Auction Rate Securities Risk: The auction rate municipal securities the Fund will purchase will typically have a long-term nominal maturity for which the interest rate is regularly reset through a “Dutch” auction. The interest rate set by the auction is the lowest interest rate that covers all securities offered for sale. While this process is designed to permit auction rate securities to be traded at par value, there is a risk that an auction will fail due to insufficient demand for the securities, which may adversely affect the liquidity and price of auction rate securities. Moreover, between auctions, there may be no secondary market for these securities, and sales conducted on a secondary market may not be on terms favorable to the seller. Thus, with respect to liquidity and price stability, auction rate securities may differ substantially from cash equivalents, notwithstanding the frequency of auctions and the credit quality of the security.

6.	Comment: Please clarify what is meant by “the legal and technical structure of the transaction” in the third sentence in the Fund’s “Investment Process” discussion.

Response: The sentence in question will be deleted and replaced with the following:

The Adviser is value oriented and makes investment decisions after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity, any security pledge, and a review of the security’s attributes such as the coupon, maturity, and any redemption and tender provisions.

7.	Comment: In the “Investment Process” discussion, please disclose how the adviser determines which securities to sell.

Response: The following disclosure will be added to the “Investment Process” discussion:

Generally, the Adviser determines whether or not to sell a security by looking at a number of factors such as the security’s attributes (i.e., coupon, maturity, and redemption/tender provisions), liquidity, relative value and the credit quality of the security. The Adviser also factors in the overall investment strategy of the Fund, including its positioning relative to the benchmark, its duration and its credit strategy, as well as the Adviser’s interest rate outlook.

The Fund’s Main Investment Risks

8.	Comment: Please review Fund Disclosure Reflecting Risks Related to Current Market Conditions, IM Guidance Update No. 2016-02 and consider expanding the Fund’s current disclosure on interest rate risk.

Response: We have reviewed the current disclosure and believe that the disclosure appropriately addresses the interest rate risks associated with the Fund.

9.	Comment: If the Fund is currently focused on an industry or sector please add specific risk disclosure about that industry or sector.

Response: As a matter of fundamental policy, the Fund will not invest more than 25% of its total assets: (i) in securities within a single industry; or (ii) in securities of governmental units or issuers in the same state, territory or possession. However, from time to time, the Fund will invest more than 25% of its total assets in municipal housing authority obligations. The risks related to municipal housing authority obligations are addressed in the Fund’s current “Mortgage-Related and Other Asset-Backed Securities Risk” disclosure.

More About The Fund

10.	Comment: There is disclosure in the “More About the Fund” section of the prospectus which is identical to the disclosure in the Summary section of the prospectus. Please review Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 and consider removing the duplicative disclosure from the “More About the Fund” section of the prospectus.

Response: Disclosure in the “More About the Fund” section of the prospectus which is duplicative of disclosure in the Summary section of the prospectus will be deleted.

11.	Comment: Please clarify that investments in ETFs are not part of the principal investment strategy of the Fund or add disclosure regarding investment in ETFs to the principal investment strategy and principal risks disclosure for the Fund.

Response: In the “More About the Fund” section, the heading “Additional Investment Strategies” will be added to clarify that the information which follows, including the discussion of ETFs, is additional information and not part of the discussion of the Fund’s principal investment strategies.

12.	Comment: Please advise as to whether the statement below, which is included in the “Municipal Obligations Risk” disclosure in the “More About the Funds” section of the prospectus, is still accurate:

“A number of municipalities have had significant financial problems recently, and these and other municipalities could, potentially, continue to experience significant financial problems resulting from lower tax revenues and/or decreased aid from state and local governments in the event of an economic downturn.”

If the statement in question is not still accurate please revise the disclosure.

Response: We have reviewed the indicated disclosure and believe that the statement continues to be accurate.

13.	Comment: Please advise, supplementally, the percentage of net assets which the Fund intends to invest in non-agency Collateralized Mortgage Obligations (“CMOs”).

Response: The Fund does not currently invest in non-agency CMOs and currently does not have the intention of investing in non-agency CMOs.

Investing with J.P. Morgan Funds

14.	Comment: Is the purpose of footnote 7 to the chart included in the “Choosing a Share Class” section of “Investing with J.P. Morgan Funds” to grandfather in systematic investment plans established before 3/1/15 at the stated rate? If so, consider changing “was” to “is”. If not, consider removing footnote 7.

Response: The purpose of the referenced footnote is to grandfather in systematic investment plans that were established before 3/1/15. The footnote will be revised to read as follows:

The minimum subsequent investment amount for Systematic Investment Plans established before 3/1/15 is $25.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information Regarding Investment Practices

15.	Comment: Please advise supplementally whether the Fund currently holds any municipal obligations issued by the Commonwealth of Puerto Rico.

Response: The Fund does not currently hold any municipal obligations issued by the Commonwealth of Puerto Rico.

16.	Comment: Please confirm that the disclosure contained in the “Special Considerations Relating to Municipal Obligations from the Commonwealth of Puerto Rico” discussion in the Statement of Additional Information will be current as of the date of the Registration Statement.

Response: The disclosure will be current as of the date of the Registration Statement.

Portfolio Turnover

17.	Comment: Please disclose why the portfolio turnover rate for the Fund more than doubled from 2015 to 2016 as per item 16 of the Form N-1A.

Response: The following disclosure will be added to the “Portfolio Turnover” section of the Statement of Additional Information:

The increase in portfolio turnover from 2015 to 2016 was the result of an increase in purchases in 2016, as well as a decrease in the average market value of the Fund. The increase in purchases reflects a slight repositioning of the Fund where prerefunded bonds were sold and bonds with better return/risk attributes were purchased.

* * * *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-1782.

Sincerely,

/s/ Pamela L. Woodley
Pamela L. Woodley
Assistant Secretary